      Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)

Consolidated Financial Statements

For the Years Ended March 31, 2014 and 2013
                                        (US Dollars)

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Consolidated Financial Statements
For the Years Ended March 31, 2014 and 2013
(US Dollars)

Index

Independent Auditor’s Report of Registered Public Accounting Firm	2-3

Consolidated Statements of Financial Position	4

Consolidated Statements of Operations and Comprehensive Loss	5
Consolidated Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8-25

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Portage Biotech Inc. (formerly known as Bontan Corporation Inc.)

We have audited the accompanying consolidated financial statements of Portage Biotech Inc. (formerly known as Bontan Corporation Inc.), which comprise the consolidated statements of financial position as at March 31, 2014 and March 31, 2013, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financia position of Portage Biotech Inc (formerly known as Bontan Corporation Inc.) as at March 31, 2014 and March 31, 2013, and its financial performance and its cash flows for the years ended March 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that the Company has accumulated losses totaling $6,334,433 and negative cash flows from operating activities of $1,935,418. These conditions, along with other matters as set forth in Note 1 indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

“SCHWARTZ LEVITSKY FELDMAN LLP”

July 25, 2014                                                                                                                                  Chartered Accountants
Toronto, Ontario Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel:  416 785 5353
Fax:  416 785 5663

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Consolidated Statements of Financial Position
 (US Dollars)

As at March 31,	Note		2014	2013* (Note 2)
Assets
Current
Cash	5		$2,032,058	$190,960
Advances and other receivable			227,233	295,441
			$2,259,291	$486,401
Long-term assets
Goodwill and Intangible assets	2(ii)		3,000,000
Office equipment and furniture			4,122	-
Total assets			$5,263,413	$486,401
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	7	(d)	191,972	12,392
			$191,972	$12,392
Shareholders' Equity
Capital stock	6		7,256,715	503,495
Stock option reserve	7	(a)	362,440
Warrants	8	(i)	1,108,402
Deficit			(6,334,433)	(29,486)
Total Shareholders' equity			$2,393,124	$474,009
Non-controlling interests	2(ii)		$2,678,317
Total equity			5,071,441	474,009
Total liabilities and Shareholders' equity			$5,263,413	$486,401
Commitments and Contingent Liabilities (Note 10)
Related Party Transactions (Note 12)

 * Comparatives are for Portage Pharma Ltd (accounting acquirer), which was incorporated on May 23, 2012.

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Consolidated Statements of Operations and Comprehensive Loss
(US Dollars)

	Note	Year ended March 31, 2014	May 23, 2012 to March 31, 2013 * (Note 2)
Expenses
Acquisition related costs	2(i) & 6	3,839,398
Consulting fees	10(a) & (b) and 11	1,162,362
Research and development	7(d) and 10((c) to( h) )	1,135,779	26,976
Professional fees		335,692
Office and general		39,501
Payroll		39,348
Shareholders' information		29,835
Rent		17,009
Travel, meals and promotions	12 (i)	14,357	2,470
Transfer agents fees		11,329
Bank charges and interest		3,351	40
Communication		3,070
Amortization		1,164
Exchange gain		(5,565)
		$6,626,630	$29,486
Net loss and comprehensive loss for year		$(6,626,630)	$(29,486)
Net loss and comprehensive loss attributable to :
Owners of the Company		(6,304,947)	(29,486)
Non-controlling interest		(321,683)	-
		$(6,626,630)	$(29,486)
Basic and diluted loss per share
Net Loss per share	9	$(0.04)	$(0.00)

* Comparatives are for Portage Pharma Ltd (accounting acquirer) which was incorporated on May 23, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Consolidated Statements of Changes in Shareholders’ Equity
For the Year ended March 31, 2014
(US Dollars)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, May 23, 2012	81,759,076	$ 503,495				503,495
Net loss for period					(29,486)		(29,486)
Balance, March 31, 2013	81,759,076	$ 503,495	$ -	$ -	$ (29,486)	$ -	$ 474,009
Balance, April 1, 2013	81,759,076	$ 503,495	$ -	$ -	$ (29,486)	$ -	$ 474,009
Issued on reverse acquisition (Note 2)	81,759,076	1,761,413		1,108,402			2,869,815
Issued for financial advisory services relating to the acquisition transaction	9,811,091	3,826,325					3,826,325
Exercise of warrants	1,450,000	175,000					175,000
Exercise of options	1,996,547	299,482					299,482
Value of shares issued as compensation	4,000,000	691,000					691,000
Value of options issued			362,440				362,440
Acquisition of Biohaven (Note 2)						3,000,000	3,000,000
Net loss for year					(6,304,947)	(321,683)	(6,626,630)
Balance, March 31, 2014	180,775,790	$ 7,256,715	$ 362,440	$ 1,108,402	$ (6,334,433)	$ 2,678,317	$ 5,071,441

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Consolidated Statements of Cash Flows
(US Dollars)

	Year ended March 31, 2014	May 23, 2012 to March 31, 2013
Cash flows from operating activities
Net loss for period	$ (6,626,630)	$ (29,486)
Adjustments for non-cash items:
Amortization of office equipment and furniture	1,164	-
Value of shares and options expensed as consulting fee	1,053,440
Acquisition related costs	3,826,325	-
Net change in working capital components
Other receivables	(73,270)
Accounts payable and accrued liabilities	(116,447)	12,392
	$ (1,935,418)	$ (17,094)
Cash flows from financing activities
Cash received on reverse acquisition (Note 2)	3,006,593	-
Options and warrants excercised	474,482
Capital contribution	295,441	208,054
	$ 3,776,516	$ 208,054
Increase in cash during year	1,841,098	190,960
Cash at beginning of year	190,960	-
Cash at end of year	$ 2,032,058	$ 190,960
Supplemental disclosures
Non-cash investing activities
Value of shares and warrants issued on acquisition	(2,869,815)	-

	(2,869,815)	-

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Notes to Consolidated Financial Statements
 (US Dollars)
March 31, 2014 and 2013

1.      NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the Quotation Board of the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”.  Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

Since December 2012, the Company changed the focus of its business activities to biotechnology. On June 4, 2013, it acquired Portage Pharma Ltd (“PPL”), a private limited company incorporated on May 23, 2012 under BVI laws, through the exchange of shares. The acquisition has been accounted for as a reverse acquisition as explained in Note 2.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the pre-clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of $6,334,433 and has negative cash flows from operating activities of $1,935,418 at March 31, 2014.

The Company continues to obtain financing, although there are no assurances that the management’s plan will be realized. Management believes the Company will be able to secure the necessary financing to continue operations in the future. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2.	ACQUISITIONS

(i)	Reverse Acquisition Transaction

On June 4, 2013, the Company completed an acquisition with PPL pursuant to which a wholly owned subsidiary of the Company, Portage Acquisition Inc. and PPL amalgamated, resulting in the Company owning all of the issued and outstanding shares of the amalgamated entity.

Pursuant to a Share Exchange Agreement, Bontan issued 81,759,076 common shares and 71,456,420 warrants to PPL shareholders in exchange for PPL shareholders transferring all their shares in favour of Portage Acquisition Inc. Warrants can be exercised within two years at an exercise price of US$0.29 to acquire an equal number of common shares of the Company. In addition, Bontan also issued 9,811,091 shares to a company as compensation for financial advisory services rendered in connection with the transaction. The fair value of these shares of $ 3,826,325 was expensed.

Although the transaction resulted in PPL becoming a wholly owned subsidiary of the Company, the transaction constitutes a reverse acquisition in as much as the shareholders of PPL own a substantial majority of the outstanding common shares of the Company and three out of four members of the Board of Directors of the Company are PPL shareholders. As a result, PPL controls the Company.

The transaction has therefore been accounted for as a reverse acquisition in accordance with guidance provided in IFRS 2 Share-based payment and IFRS 3 Business Combinations. As Bontan did not meet the definition of a business according to the definition in IFRS 3, this reverse acquisition does not constitute a business combination; rather it is treated as an issuance of shares by PPL for the fair value of the net assets of Bontan followed by a recapitalization of the Company.

These consolidated financial statements represent a continuation of the financial statements of PPL and include:

a.	The assets and liabilities of PPL at their pre-acquisition carrying amounts as at March 31, 2014 and expenses for the year ended on that date
b.	The assets and liabilities of Bontan as at March 31, 2014 and expenses from June 4, 2013 to March 31, 2014.
c.	Share capital representing the total number of shares issued by the Company.
d.
Value of the share capital was computed by adding to the value of the share capital of PPL on the date of acquisition, June 4, 2013, the fair value of Bontan as allocated to shares issued on the date of acquisition, and adjusted to any exercise or issuance of shares, warrants and options during the year ended March 31, 2014.

e.	Comparative figures are those of PPL, before the transaction.

The fair value of the consideration is determined based on the fair value of net assets of Bontan acquired by PPL, which was computed as $2,869,815, as follows:

Cash	$3,006,593
Office equipment and furniture	5,286
Other assets	153,963
Liabilities	(296,027)

Fair value of net assets	2,869,815

The fair value of the consideration was allocated:

To shares issued	$1,761,413
To warrants issued	$1,108,402

(ii)      Acquisition

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited, (“Biohaven”) a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million, payable in cash as $ 1.75 million upfront and the balance in three instalments over the next eleven months. Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders (see Note 10(e)).

The Company has a majority equity interest and also controls the Board of Directors of Biohaven. As a result, these financial statements include results of operations for Biohaven from January 6, 2014 to March 31, 2014 and assets and liabilities as of March 31, 2014.

The non-controlling interests in Biohaven on the date of acquisition was valued at $ 3 million based on their 46% equity being valued on the basis of the price the Company paid for 54% equity in Biohaven. In absence of any net tangible assets in Biohaven on the date of the acquisition, the entire amount was treated as goodwill and intangible assets as per IFRS 3 – business combinations.

The initial accounting for the business combination was incomplete by the end of the reporting period in which the combination occurred and as a result the Company has reported provisional amounts for the items during the measurement period (which cannot exceed one year from January 6, 2014) and which may result in additional assets or liabilities, including income taxes, being recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The provisional amounts were determined as follows:

Goodwill and intangible assets	$3,000,000
Other net assets	$3,500,000
Net assets acquired	$6,500,000

Cash consideration paid for company’s interest (54%)	$3,500,000
Non-controlling interest	$3,000,000
$6,500,000
Non-controlling interest was measured at the present ownership’s proportionate share of the recognized amounts in the net identifiable assets of Biohaven.

3.           BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements have been prepared on a historical cost basis except for stock based compensation and warrants which are measured at fair value as detailed in Notes 7 and 8 to these financial statements.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on July 25, 2014

(b)           Consolidation

The consolidated financial statements include the accounts of the Company and,

a.
Portage Services Ltd. (previously 1843343 Ontario Inc.), a wholly owned subsidiary incorporated in Ontario on January 31, 2011. 1843343 Ontario Inc. changed its name to Portage Services Ltd. effective July 11, 2013.

b.
Portage Pharmaceuticals Ltd. (previously Portage Acquisition Inc.), a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company. On July 23, 2013, Portage Pharma Limited merged with Portage Acquisition Inc. and the merged entity was known as Portage Acquisition Inc., which changed its name on August 27, 2013.

c.	Biohaven Pharmaceutical Holding Company Limited (“Biohaven”). ( Note 2(ii))
All inter-company balances and transactions have been eliminated on consolidation.

(c)      Functional and presentation currency

On June 4, 2013, the Company did an analysis applying the primary and secondary indicators in IAS 21 and determined that, as a result of the reverse acquisition transaction discussed in Note 2 and change of its jurisdiction to BVI; its economic circumstances have changed. The Company incurs substantially all expenses in US Dollars and expects future revenues in US Dollars.

The management therefore concluded that the US Dollar is the most appropriate functional currency for all operations. The Company has also decided to change its presentation currency to the US Dollar.

The effect of the above change in functional currency has been accounted for prospectively as provided under IAS 21 the effect of changes in foreign exchange rates. Accordingly, all Non-US dollar items were translated into US dollars using the exchange rate as of June 4, 2013. The non-monetary items were translated at the historical exchange rates.

(e)      Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and are designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. The Company’s advances and other receivables are classified as loans and receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s trade and other payables are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is reversed through profit or loss.

Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries (Note 3) is the US dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period, except that amortization is translated at the rates used to translate related assets. Foreign currency differences arising on retranslation are recognised in profit or loss.

Share-based payments

The Company accounts for share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model to determine the fair value of the plan at the grant date. Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding amount reflected in stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to the common share capital.

The quoted market price of the Company’s shares on the date of issuance under any share- based plan is considered as fair value of the shares issued.

Share-based payments to non-employees are recognized and measured at the date the services are received based on the fair value of the services received unless if the fair value of the services cannot be reliably measured in which case it is based on the fair value of equity instruments issued using the Black-Scholes option pricing model.

Accounting for equity units

When the Company issues Units under a private placement comprising of common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option pricing model which is added to fair value of the common shares determined using the stock price at the date of issuance and the percentage relative to the fair values determined. The fair value of the common shares and the warrants are proportionately adjusted to the net proceeds received. The fair value is then related to the total of the net proceeds received on issuance of the common shares.

Loss per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Research and Development Expenses

(i)	Research and development
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.
Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(iii)	Clinical trial expenses:
Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

At each year end, the Company reviews the carrying amounts of the intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Goodwill

Goodwill arising on the acquisition of a subsidiary is included in intangible assets on a provisional basis. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses which are not reversed. Goodwill is allocated to the cash generating unit expected to benefit from the business combination in which the goodwill arose, for the purpose of impairment testing.

Business Combinations

The Company applies the acquisition method to account for all acquired businesses, whereby the identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values (with few exceptions as required by IFRS 3 Business Combinations).

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company.

Acquisition-related costs (e.g. finder’s fees, consulting fees, administrative costs, etc.) are recognized as expenses in the periods in which the costs are incurred and the services are received.

On acquisition date, goodwill is measured as the excess of the aggregate of consideration transferred, any non-controlling interests in the acquiree, and acquisition-date fair value of the Company's previously held equity interest in the acquiree (if business combination achieved in stages) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after appropriate reassessment, the amount as calculated above is negative, it is recognized immediately in profit or loss as a bargain purchase gain.

At acquisition date, non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree's identifiable net assets. This choice of measurement is made separately for each business combination. Other components of non-controlling interests are measured at their acquisition-date fair values, unless otherwise required by IFRS.

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Company in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (maximum one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

Determination of fair value

A number of the Company’s accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a     )           Office equipment and furniture are recognized at fair value in a business combination. The fair value of property, plant and equipment is the estimated amount for which the property, plant and equipment could be exchanged on the acquisition date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The fair value of oil and natural gas interests (included in property, plant and equipment) is estimated with reference to the discounted cash flows expected to be derived from oil and gas production based on externally prepared reserve reports. The risk-adjusted discount rate is specific to the asset with reference to general market conditions, being 10% for fiscal 2013 (2012 – 10%).

b)               The fair value of advances and receivable and accounts payable and accruals is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

c)               The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

Income Tax

The Company is a British Virgin Island corporation. The Government of British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with IAS 12 which provides for the following

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

No deferred tax asset has been recognized for losses incurred as the entities in which the losses arose are in the British Virgin Islands.

There were no significant tax liabilities or assets nor any interest and penalties at March 31, 2014 and 2013. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position

Accounting Standards and Interpretations Adopted in fiscal 2014

On April 1, 2013 the Company adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements (“IFRS 10”) replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretation Committee Interpretation 12, Consolidation – Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Ventures, and requires a single method to account for interests in jointly controlled entities.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) establishes enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosure about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value disclosure. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value.

Amendments to IAS 1, Presentation of Financial Statements, require entities to group items within other comprehensive income that may be reclassified to net income.

The standards and amendments listed above did not have a significant impact on the Company’s financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s interim  consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IAS 32 (Amendment) – Financial Instruments

The amendment relates to offsetting financial assets and financial liabilities and is effective for the Company for periods beginning on or after April 1, 2014. The Company has yet to assess the full impact of IFRS 32 amendment.

5.      CASH

Cash includes $ 899,064 (2013: Nil) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

6.      CAPITAL STOCK

(a)      Authorized:  Unlimited number of common shares

(b)	Issued

	Common
	Shares	Amount
Balance at May 23, 2012	81,759,076	$ 503,495
Balance at March 31, 2013	81,759,076	$ 503,495
Issued on acquisition of PPL (Note 2)	81,759,076	1,761,413
Issued for financial advisory services in connection with the acquisition of PPL (Note 2)	9,811,091	3,826,325
Exercise of warrants	1,450,000	175,000
Exercise of options	1,996,547	299,482
Shares issued as compensation ( c)	4,000,000	691,000
Balance at March 31, 2014	180,775,790	$ 7,256,715

(c)
On December 12, 2013, the Chairman and CEO were issued one and a half million shares each, as restricted shares and on December 16, 2013, the CFO was issued one million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided and to be provided. The shares were valued at $691,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, entire value was expensed during the year ended March 31, 2014 as consulting fee (note 11).

(e)	As at March 31, 2014, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2012	As at April 1, 2013	( see (c ) above)	Cancelled (i)	Balance at March 31, 2014
2011 Plan	11-Apr-11	6,000,000	(938,333)	5,061,667	(1,000,000)	-	4,061,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(f)
As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to have 89,941,793 of its common shares and 69,524,447 of its warrants issued to four insiders under an escrow arrangement. The escrowed shares and warrants will be released in agreed tranches over the period of three years.

7.      STOCK OPTION PLANS

(a)	Stock option reserve:

On December 17, 2013, the Company issued total of 4,450,000 options to 10 consultants including 2.9 million options to the four directors under 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and will vest as follows:

-     3,850,000 options will vest in equal monthly instalments over the year ending December31, 2014
-     300,000 options were vested on the date of their issuance and
-     300,000 options will vest on October 17, 2014

The fair value of these options has been estimated using a Black-Scholes option pricingmodel with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	105.27%
Expected life	1826 days
Market price	US$0.18

The fair value of the options as per the Black-Scholes option pricing model amounted to $604,055, of which options valued at $362,440 vested as at March 31, 2014 were accounted for as option reserve and expensed as consulting fee (note 11). The value of options not vested as at March 31, 2014 will be accounted upon vesting of the related options as per the accounting policy.

(b)	The following is a summary of all active Stock Option Plans as at March 31, 2014:

Stock Option Plan	1999	2003	The Robinson	2005		Total
Plan	1999 Stock Option Plan	2003 Stock Option Plan	Robinson Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	April 30, 2003	July 22, 2004	Dec. 5, 2005	Dec. 5, 2005	Dec 19, 2013	Total
	number of options
Registered *	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Issued	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Outstanding, April 1, 2013	1,730,000	1,945,000	1,100,000	610,000	-	5,385,000
Issued					4,450,000	4,450,000
Exercised	(482,100)	(1,514,447)				(1,996,547)
Expired	(1,247,900)	(430,553)	(1,100,000)	(50,000)		(2,828,453)
Outstanding, March 31, 2014	-	-	-	560,000	4,450,000	5,010,000

Options fully vested - March 31, 2014				560,000	1,262,490	1,822,490
Options not yet vested as at March 31, 2014				-	3,187,510	3,187,510
				560,000	4,450,000	5,010,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(c)	The weighted average exercise price of the outstanding stock options was US$0.22 as at March 31, 2014 and weighted average remaining contractual life was approximately 4.33 years.

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2014.

(d)
The Company’s wholly owned subsidiary, PPL granted 33,542 options to its two consultants to acquire equal number of shares in PPL at an exercise price of $1.10 per PPL share. The options are to be vested over two years by March 31, 2016 and are valid for five years from the date of grant. None of the options have so far been exercised. The options were valued at their intrinsic value of $173,412, based on the value offered to PPL for its shares under the reverse take-over transaction explained in Note 2(i). This is treated as cash-settled share-based payment transaction as per IFRS 2. $ 57,226 of the total representing the value of options vested as at March 31, 2014 was therefore expensed as consulting fee and included as part of  research and development expenses  and related liability included in accounts payable and accrued liabilities.

8.	WARRANTS

(i)	The movements during the year ended March 31, 2014 were as follows:

	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, April 1, 2012	68,071,420	$ 0.30	-
Cancelled	(2,000,000)	$ 0.35	-
Issued and outstanding, March 31, 2013	66,071,420	$ 0.29
Issued on acquisition ( Note 2 and 8(ii))	71,456,420	$ 0.29	$ 1,108,402
Exercised	(1,450,000)	$ (0.12)
Expired	(21,796,420)	$ (0.19)
Issued and outstanding, March 31, 2014	114,281,420	$ 0.31	$ 1,108,402

(ii)
The Company issued 71.4 million warrants to nine shareholders of PPL as per the terms of the Share Exchange Agreement as explained in Note 2(i). These warrants are convertible into equal number of common shares at an exercise price of $0.29 per warrant and expire within two years of their issuance.

The fair value of these warrants has been estimated using a Black-Scholes option pricingmodel with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	137.71%
Expected life	730 days
Market price	US$0.39

Using the relative fair value method, an amount of $1,108,402 for warrants issued hasbeen accounted for as the value of warrants.

(iii)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

March 31,	2014		2013
	Warrants outstanding & exercisable		Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.10	-	-	10,400,000	1.00
0.25	-	-	12,846,420	1.00
0.29	71,456,420	1.18	-	-
0.35	42,825,000	0.92	42,825,000	1.90
	114,281,420	1.08	66,071,420	1.59

9.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which was 161,977,171 (2013: 81,759,076).

Weighted average number of shares to be considered for the prior year would be the number of shares issued in the reverse acquisition.

The Company had approximately 114 million warrants (2013: 66 million) and 5 million options (2013: 5.4 million) which were not exercised as at March 31, 2014. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time. For the year ending December 31, 2014, Mr. Shah accepted one million common shares in lieu of his compensation for that year (Note 6(c)).

(b)
PPL has signed a contract with an independent contract research and manufacturing organization to manufacture certain proprietary peptides for a total costs currently estimated at between $ 169,000 and $272,000 of which $ 107,711 has already been incurred and paid for as at March 31, 2014.

(c)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(d)
PPL has signed consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2015 and carrying a total monthly commitment of $21,250.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(e)
Under a Securities Purchase Agreement signed on January 6, 2014 with Biohaven, the Company agreed to pay $ 3.5 million for 54% equity in Biohaven of which $ 1,750,000 was paid on January 6, 2014. Of the balance, $ 750,000 will be payable on August 1, 2014, $ 500,000 will be payable on December 3, 2014 and the balance $ 500,000 will be payable on February 4, 2014. Failure to pay will result in the Company forfeiting its equity in Biohaven proportionate to the unpaid amount.

(f)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc, a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014.

(g)
On March 3, 2014, Biohaven signed a contract with an independent contract research and manufacturing organization to investigate technical feasibility of developing a new formulation for Bio haven using nanosuspension and emulsion formulation approaches. The contract is approximately for fifty five weeks involving several agreed milestones for a total price of approximately $ 345,000.

(h)
Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven is required to pay to the Licensor a milestone royalty of $ 2 million within six months of receiving approval of an NDA ( New Drug Application) and pay earned royalty at 3% on worldwide annual net sales of the licensed products, subject to minimum royalty payment of $ 300,000 in the year one, $ 600,000 in year two, $ 750,000 in year three and $ 1 million from year four onwards subject to reduction ranging from 33% to 95% depending on sales of generic exceeding an agreed market share on a country by country basis and further reduction by 50% is licensee is required to pay third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing.

11.	CONSULTING FEE

	Notes	Year ended March 31, 2014	May 23, 2012to March 31, 2013
Cash fee		$ 108,921	-
Shares issued to key management	6 ( c)	691,000	-
Options issued to key management	7 (a)	231,838	-
Options issued to others	7 (a)	130,603	-
		$ 1,162,362	$ -

12.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)	Business expenses of $12,786 were reimbursed to directors of the Company.
(ii)	Consulting fees include cash fee paid to key management for services of $102,458.

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	March 31, 2014		March 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	2,032,058	2,032,058	190,960	190,960
Advances and other receivable	227,233	227,233	295,441	295,441
Financial liabilities
Accounts payable and accrued liabilities	191,972	191,972	12,392	12,392

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments
The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.
Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.
a.	Cash– Cash is held with a major international financial institution in Canada and a major law firm in the USA and therefore the risk of loss is minimal.
b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.
c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The company has changed its business focus to biotechnology as explained in Note 1. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

14.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 192,000 as at March 31, 2014 and current assets, mostly in cash, of approximately $2.2 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at March 31, 2014, the shareholders’ equity was approximately $ 2.1 million, $2 million of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the year ended March 31, 2014.

15.           SUBSEQUENT EVENT

On July 25, 2014, the Company secured bridge loans of $ 300,000. The loans, covered by promissory notes are for one-year term, with coupon at 5% payable in shares to be valued at 10% discount over the next financing price. The loans are convertible into shares or units  of the Company at the time of the next financing round, to be priced at the price set for the next financing discounted by 10% or repayable fully in cash.

$ 200,000 of the loans was advanced by two of the directors of the Company.